Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Isaac Esquivel
Division of Corporate Finance
Office of Real Estate & Construction

Re:	Landmark Infrastructure Partners LP

Form 10-K for the Fiscal Year Ending December 31, 2018

Filed February 20, 2019

File No. 001-36735

Ladies and Gentlemen:

Set forth below are the responses of Landmark Infrastructure Partners LP, a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 24, 2019, with respect to Form 10-K for the Fiscal Year Ending December 31, 2018 filed with the Commission on February 20, 2019, File No. 001-36735.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text.

Form 10-K for the Fiscal Year Ending December 31, 2018

EBITDA, Adjusted EBITDA and Distributable Cash Flow, page 52

1.

We note that your calculation of EBITDA contains an adjustment for items other than interest, taxes, depreciation and amortization. Please revise future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. Reference is made to Question 103.01 of the Division´s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. This comment also applies to your future earnings releases and future supplemental packages.

Response: The Partnership acknowledges the Staff’s comment, and in future filings, earnings releases, and supplemental packages the Partnership’s presentation of EBITDA will adhere to the definition of EBITDA as described in item 10(e)(1)(ii)(A) of Regulation S-K. Any adjustments outside the scope of such definitional guidance will be addressed within the definition of a different measure such as Adjusted EBITDA.

Securities and Exchange Commission

November 8, 2019

Funds from Operations (“FFO”) and Adjusted Funds from Operations (“AFFO”), page 54

2.

We note that your calculation of FFO makes adjustments for distributions to preferred unitholders and noncontrolling interests. Therefore, it appears that FFO is attributable to common and subordinated unitholders. Please clarify and/or revise the labeling of your non-GAAP financial measure in future filings to adequately reflect what is being presented. This comment also applies to your future earnings releases and future supplemental packages.

Response: The Partnership acknowledges the Staff’s comment, and, to the extent applicable, the Partnership will change the labeling to “common and subordinated unitholders” in future presentations of its FFO and AFFO as may appear in the Partnership’s future filings, earnings releases, and supplemental packages. All of our subordinated units converted to common units in February 2018. As a result, FFO for periods subsequent to February 2018 and for future periods was and will be solely attributable to common unitholders.

Notes to Consolidated and Combined Financial Statements

Note 8. Investment in Unconsolidated Joint Venture, page F-22

3.

We note that you recognized a gain on contribution of real property interests to an unconsolidated JV since you determined that you do not have a controlling financial interest in the entity that holds the assets. Please provide us with a detailed analysis of how you reached your conclusion, given that you maintain an ownership level in excess of 50%. Cite relevant accounting literature in your response.

Response: The Partnership considered whether it had a controlling financial interest in BF – LMRK JV LLC (the “JV”) under Accounting Standards Codification (“ASC”) 610-20 and ASC 810-10.

Background

On September 24, 2018, Landmark Infrastructure Operating Company LLC (“LMRK OpCo”), a Delaware limited liability company and a consolidated subsidiary of the Partnership, completed the formation of the JV with BAM BSIP WarehouseCo LLC (“Brookfield”), a Delaware limited liability company and an unrelated party. Pursuant to the terms of the JV’s limited liability company agreement (the “JV Agreement”), LMRK OpCo contributed 100% of its membership interest in LMRK Guarantor Co III LLC (“Guarantor Co”) to the JV, in exchange for a 50.01% membership interest in the JV and $65.5 million in cash.

Securities and Exchange Commission

November 8, 2019

Evaluation of ASC 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets

ASC 610-20 addresses the derecognition of non-financial assets and specifically excluded businesses from its scope. As the JV is comprised of 545 leased wireless communication assets, the Company determined that the nature of each asset and associated risks are similar given the assets are substantially triple-net properties leased to wireless communication tenants. As substantially all of the fair value of the JV is concentrated in a group of similar identifiable assets, the JV is not considered a business under ASC 805-10-55-5. Instead the assets contributed and the JV itself are non-financial or in substance non-financial assets as defined by ASC 610-20. In arriving at our conclusion that ASC 610-20 was the appropriate guidance to apply we also considered and concluded that (i) neither the JV or Brookfield were customers as defined in ASC 610-20-15-4(a); and (ii) the transaction was not in the scope of ASC 860 or other guidance as listed in ASC 610-20-15-4.

Evaluation of Controlling Financial Interest Pursuant to ASC 810-10

In accordance with ASC 610-20-15-4(b), the Partnership evaluated the guidance under ASC 810-10 to determine whether it has a controlling financial interest in the JV (i.e. the entity where the non-financial assets were contributed) through its 50.01% equity ownership (i.e. variable interest). In that evaluation, the Partnership first considered whether the JV was a variable interest entity (“VIE”) through its evaluation of the following three criteria:

ASC 810-10-15-14(a) – Evaluation of sufficiency of equity at risk

The Partnership contributed assets to the JV with a fair value of $255 million which secured the Partnership’s $125.4 million Series 2018-1 Secured Tenant Site Contract Revenue Notes (the “2018 Securitization”). The total equity investment at risk from the JV’s inception was estimated to be approximately $130 million, and was determined to be sufficient to permit the JV to finance its activities without additional subordinated financial support provided by any parties, including the JV’s equity holders. The JV partners will absorb expected losses or residual returns of the JV in proportion to their respective equity ownership interest (50.01% and 49.99%). There are no other parties (other than the holders of the 2018 Secured Notes) that will absorb any losses of the JV, and the partners rights to returns from the JV are not capped in any way.

ASC 810-10-15-14(b) – The equity holders as a group, lack the characteristics of a controlling financial interest

The JV is legally structured as a limited liability corporation, or LLC. While there are factors that may point to the JV being more akin to a partnership, for the purposes of applying ASC 810-10-15-14(b), we have concluded that the JV is more akin to a corporation because of the role of the JV board of directors in the decision making process of the JV.

Securities and Exchange Commission

November 8, 2019

Evaluation of significant decisions controlled by the JV Partners

Collectively, the JV partners through their equity interests possess voting rights over the JV activities that most significantly impact its economic performance. As the JV assets are fully leased triple net assets subject to the 2018 Secured Notes, the significant decisions that drive the variability and economic performance of the entity primarily relate to decisions about the operations and financing of the entity. These decisions include, (i) approval of the initial budget/five-year business plan; (ii) approving or changing the operating budget and capital expenditure budget for each calendar year and rolling five-year business plan; (iii) approving acquisitions or divestitures in excess of $2.6 million which represents approximately 1% of total assets; (iv) entering into new debt or repayment of existing debt; (v) entering into new lease(s) or amending existing lease(s) where the aggregate change in annual rental revenue is in excess of $100,000 which represents less than 1% of projected annual revenues.

Each of the decisions enumerated above are determined through a vote of the JV’s board of directors where both the Partnership and Brookfield each have two directors representing its respective equity interest. As such, the Partnership concluded that JV partners collectively controlled the decisions that would most significantly impact the JV’s economic performance through the respective equity interests, and that Brookfield, as the limited partner, had participating rights through its ability to vote through the JV’s board of directors, and either participate or block each of these decisions.

Other considerations

Consideration was given to ASC 810-10-55-37 through 55-38 due to the fact that Landmark Infrastructure Partners GP (the “GP”), the general partner of the Partnership, performs management services for the JV based on the strategic and operating parameters previously approved by the JV’s board of directors. The GP performs the functions reasonably necessary to maintain, manage and administer the JV for a monthly management fee equal to 1.5% of operating revenue, subject to a maximum of $46 per tenant site asset. The GP is required to reimburse the Partnership for the management fees paid by the JV. Although the management fees paid by the JV are insignificant to both the GP, the Partnership and the JV, we considered the fees as an additional variable interest in the JV. However, the management agreement did not provide the GP or the Partnership with any power or ability to direct the activities that significantly impact the economic performance of the JV. As such, the management fees did not impact the consolidation evaluation.

ASC 810-10-15-14(c) – Evaluation of voting rights

The Partnership also considered whether the voting rights of some investors are not proportional to their obligations to absorb expected losses and rights to receive expected residual returns of the JV, but concluded that the condition of ASC 810-10-15-14(c)(2) is not met.

Securities and Exchange Commission

November 8, 2019

Conclusions on whether the JV was a VIE

Based on the factors noted above, the Partnership determined it did not meet the definition of a VIE under ASC 810 or qualify for any scope exceptions as defined in ASC 810-10-15-12 and 17.

Evaluation of ASC 810-10-25-1 – Voting Interest Model

As the JV did not meet the definition of a VIE, we analyzed the entity under the voting interest model under ASC 810. Although the Partnership’s direct equity ownership of the JV is 50.01%, control does not rest with the Partnership. The JV is managed by a board of directors comprised of two directors from each JV partner. Significant decisions, as described above, are subject to majority board approval, which the Partnership does not control. Accordingly, the Partnership has significant influence, but does not control the JV.

As a result, the Partnership deconsolidated the contributed assets and related liabilities, recognized a gain in accordance with ASC 610-20, and began accounting for the JV under the equity method of accounting.

* * * * *

Please direct any questions or comments regarding the foregoing to the undersigned at (310) 598-3173 or to our counsel at Latham & Watkins LLP, John M. Greer, at (713) 546-7472.

Very truly yours,

Landmark Infrastructure Partners LP

By: Landmark Infrastructure Partners GP, LLC, its general partner

By:	/s/ George P. Doyle
Name:	George P. Doyle
Title:	Chief Financial Officer and Treasurer

cc:	Kristi Marrone, Securities and Exchange Commission

John M. Greer, Latham & Watkins LLP